UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

December 14, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	NAMES OF REPORTING PERSONS. Wu Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,544,181
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,544,181
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,544,181*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12.	TYPE OF REPORTING PERSON OO

ITEM 1(a). Name of Issuer:

Vipshop Holdings Limited, a Cayman Islands company (the “Company”)

ITEM 1(b). Address of Issuer’s Principal Executive Offices:

No. 20 Huahai Street, Liwan District, Guangzhou 510370

The People’s Republic of China

ITEM 2(a). Name of Person Filing:

Wu Family Trust

ITEM 2(b). Address of Principal Business Office or, if none, Residence:

Durell House, 28 New Street, St Helier, Jersey JE2 3RA

ITEM 2(c). Citizenship:

Jersey, Channel Islands

ITEM 2(d). Title of Class of Securities.

Ordinary Shares, par value $0.0001 per share.

ITEM 2(e). CUSIP Number.

G93629106

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

ITEM 4. Ownership.

The percentages used herein are calculated based upon 101,138,565 ordinary shares, par value $0.0001 per share, of the Company issued and outstanding immediately after the closing of the Company’s initial public offering of American depositary shares, each representing two ordinary shares (the “IPO”), as reflected in the Company’s prospectus filed pursuant to Rule 424(b)(4) of the Act, dated March 22, 2012, in connection with the IPO. For the remainder of the information required by this Item 4, see Rows 5-9 inclusive and Row 11 of the cover page for the reporting person which rows will be filed as a result of this cross reference; however, no other portion of the cover page will be deemed filed as a result of this cross reference.

Rapid Prince Development Limited, a British Virgin Islands company, is the record owner of 5,544,181 ordinary shares of the Company. Rapid Prince Development Limited is ultimately wholly owned by the Wu Family Trust.

ITEM 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Under the terms of the Wu Family Trust, Mr. Bin Wu has the power to direct the trustee with respect to the retention or disposal of the 5,544,181 shares (the “Shares”) in the Company and the exercise of any voting and other rights attached to the Shares. However, other than the trustee no other person has the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9. Notice of Dissolution of Group.

Not Applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2012

WU FAMILY TRUST
By:	UBS TC (Jersey) Ltd as Trustee

By:	/s/ Alan Butel
	Name:	Alan Butel
	Title:	Authorised Signatory

By:	/s/ Katherine Byrne
	Name:	Katherine Byrne
	Title:	Authorised Signatory